Securities Act File No. 333-190432

Investment Company Act File No. 811-22875

IMPORTANT NOTICE REGARDING CHANGE IN INVESTMENT POLICY

BLUESTONE COMMUNITY DEVELOPMENT FUND

Ticker: BLUCX

December 17, 2021

Supplement to the Prospectus and Statement of Additional Information ("SAI")

dated October 28, 2021

This Supplement amends the Prospectus and SAI of Bluestone Community Development Fund (the "Fund"). It should be retained and read in conjunction with the Prospectus and SAI. All capitalized terms not defined herein shall have the same meanings as set forth in the Prospectus and SAI.

Based on the recommendation of Equalize Capital LLC (f/k/a Bluestone Capital Partners LLC), the Fund's investment adviser (the "Adviser"), the Fund's Board of Trustees (the "Board") approved the following changes to the Fund, to be effective on or about February 18, 2022:

•	A change in the Fund's name from "Bluestone Community Development Fund" to "Equalize Community Development Fund."

•	A change in the Fund's non-fundamental investment policy of investing, under normal circumstances, at least 80% of its total assets in 504 First Lien Loans, including repurchase agreements collateralized by such securities, to a non-fundamental policy of investing, under normal circumstances, at least 80% of its total assets in a portfolio of loans that are eligible for treatment as community development loans or qualified investments under the Community Reinvestment Act of 1977, as amended, (the "CRA") ("Community Development Loans"), including repurchase agreements collateralized by such securities. The Fund's investments in Community Development Loans include, but will not be limited to, 504 First Lien Loans, loans originated under the U.S. Department of Agriculture's Rural Development Programs, and loans issued by the Bureau of Indian Affairs. This change to the Fund's non-fundamental investment policy requires 60 days' prior written notice to Fund shareholders.

•	Subject to Fund shareholder approval, a change to the periodic interval in the Fund's fundamental policy of making repurchase offers to shareholders of the Fund at net asset value (the "Repurchase Policy") from once every twelve (12) months to once every three (3) months. The Fund currently offers to repurchase 10% of its outstanding shares every twelve (12) months. The Fund intends to offer to repurchase not less than 5% of its outstanding shares every three (3) months if Fund shareholders approve a change to the Repurchase Policy.

In connection with the foregoing, and effective on or about February 18, 2022, the Fund will change its ticker symbol from "BLUCX" to "EQCDX." The Fund will also eliminate the 1.00% maximum front end sales load on purchases of Fund shares.

The Fund will prepare and mail a consent solicitation statement that will include details regarding the solicitation of Fund shareholder approval for the change to the periodic interval in the Fund's Repurchase Policy. Shareholders will also be asked to elect Jorge A. Junquera to the Board. Mr. Junquera currently serves on the Board but has not previously been elected by Fund shareholders. Information regarding the election of Mr. Junquera will also be included in the consent solicitation statement.

Please retain this Supplement for future reference.